AMENDMENT

10/13/04

AN 10-18-2004

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SECURITI ... SSION

04013457

CM 10/19/04

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-48082

OCT 18 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN Capital Corp.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____
(No. and Street)

____
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balsar, Horowitz, Frank + Wakeling
(Name — if individual, state last, first, middle name)

____
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 10-19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2003

FMN CAPITAL CORPORATION

December 31, 2003

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Laguna Hills, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation as of December 31, 2003, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING

Santa Ana, California
January 20, 2004, except as to Note 4, which the date is July 29, 2004

1551 N. Tustin Avenue, Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash in bank - unrestricted	$ 58,651
Cash in bank – restricted	50,000
Accounts receivable	17,408
Investments in marketable equity securities	111,201
Prepaid expenses	26,314
Property and equipment, net	3,574
Total assets	$267,148

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 10,445
Total liabilities	10,445
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding	18,158
Retained earnings	238,515
Accumulated other comprehensive income	30
Total stockholder's equity	256,703
Total liabilities and stockholder's equity	$267,148

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2003

Revenue	
Concessions	$900,544
Other income	4,084
Investment income	1,786
Loss on sale of securities	(494)
Total revenue	905,920
Operating expenses	
Administrative	107,340
Commissions	355,983
Licenses, permits and fees	20,409
Outside services	46,190
Shared office expense agreement	244,576
Total operating expenses	774,498
Income before provision for income taxes	131,422
Provision for income taxes	1,013
Net income	130,409
Retained earnings at beginning of year	210,606
Dividends	(102,500)
Retained earnings at end of year	$238,515

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at January 1, 2003	$ 18,158	$210,606	$ (12,239)	$216,525
Net income		130,409		130,409
Other comprehensive income Unrealized gains on securities			12,269	12,269
Cash dividends paid	0	(102,500)	0	(102,500)
Balances at December 31, 2003	$ 18,158	$238,515	$ 30	$256,703

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$130,409
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,384
Realized loss on sale of investment securities	494
(Increase) decrease in:	
Accounts receivable	(6,437)
Other receivables	2,204
Prepaid expenses	(17,046)
Increase (decrease) in:	
Commissions payable	6,934
Cash provided by operating activities	118,942
Cash flows from investing activities	
Proceeds from sale of investments	6,379
Acquisition of marketable equity securities	(22,425)
Cash used by investing activities	(16,046)
Cash flows from financing activities	
Cash dividends paid	(102,500)
Cash used by financing activities	(102,500)
Net increase in cash	396
Cash at beginning of year	108,255
Cash at end of year	$108,651

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Summary Of Significant Accounting Policies

Nature of Business

The Company, a California corporation, was incorporated on January 31, 1995 and adopted a fiscal year of December 31. On March 28, 1995, the Company amended its corporate name to FMN Capital Corporation and commenced operations in June of 1995.

The Company is engaged in business as a broker-dealer of investment securities, primarily mutual funds, limited partnership interests, and annuities. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1, the Company is required to maintain a minimum net capital of $5,000. However, by agreement with the National Association of Securities Dealers (NASD), the Company is required to maintain a minimum net capital of $50,000.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2003.

Cash in bank - restricted

The Company is required to maintain an account with its clearinghouse in the amount of $50,000. The funds are not available for current operations.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Summary Of Significant Accounting Policies (Continued)

Concentrations of credit risk

The company maintains most of its cash balances at one financial institution located in Orange County, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 the company's uninsured cash balance totaled $44,081. The Company does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

At December 31, 2003, the Company held investments in marketable equity securities with a fair value of $111,201 and a cost basis of $111,171. The excess of fair value over cost of $30 is reported as accumulated other comprehensive income in the statement of changes in stockholders' equity.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets.

Property and equipment at December 31, 2003, consists primarily of computer equipment. Depreciation expense for the year ended December 31, 2003 was $2,384 and is recorded as administrative expenses in the statement of income and retained earnings.

Income taxes

Generally income taxes have not been provided because the Company's stockholders elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However there is a provision for income taxes which represents a state minimum tax on corporations.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Summary Of Significant Accounting Policies (Continued)

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is the 100% owner, and Colwin Financial Insurance Services, Inc. (CFIS), a California corporation, of which the Company's sole stockholder is a 50% owner.

The Company has entered into an expense sharing agreement with FMNI, under which the Company would be provided services by FMNI, including the use of facilities, personnel, utilities and supplies. The agreement calls for a monthly base amount of $10,000 plus an additional amount equal to 80% of the Company's net income after deduction of the base amount. The agreement also stipulates that the Company will not be required to furnish payment to FMNI should any payment cause the Company's net capital to fall below 120% of its net capital requirement under SEC Rule 15c3-1. During the year ended December 31, 2003, the Company paid $244,576 under the agreement.

Note 3 - Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 0
Income taxes	$ 1,013

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 4 - Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in 2002. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2003 was $50,000. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
FMN Capital Corporation

We have audited the financial statements of FMN Capital Corporation as of and for the year ended December 31, 2003, and have issued our report thereon dated January 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages two through four is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana , California
January 20, 2004, except as to page 2 below, which is as of July 29, 2004

1551 N. TUSTIN AVENUE, SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567
MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

FMN CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
December 31, 2003

1. Computation of net capital

Total assets	$267,148
Less: Total liabilities	10,445
Total ownership equity from statement of financial condition	256,703
Deduct:	
Non-allowable assets	79,329
Allowance for clearing firm termination fee	50,000
Net capital	$127,374

The company's required net capital, in accordance with Rule 15c3-1(a)(2), is $50,000.

2. No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

3. The Company is exempt from the provisions of the reserve requirement for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

4. The Company had no subordinated liabilities at any time during the year.

See the independent auditors' report on supplementary information

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
FMN Capital Corporation

In planning and performing our audit of the financial statements and supplemental information of FMN Capital Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1551 N. Tustin Avenue, Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1315 • Fax (714) 543-1567

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
January 20, 2004